UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of November 2019
Commission File Number: 001-37993

Autolus Therapeutics plc
(Translation of registrant’s name into English)

Forest House
58 Wood Lane
White City
London W12 7RZ
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒  Form 20-F    ☐  Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE
Exhibits 99.1 and 99.2 to this Report on Form 6-K (the "Report") shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-226457) and Form F-3 (File No. 333-232690) of Autolus Therapeutics plc (the "Company") and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently furnished.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “will,” “expect,” “plan,” “anticipate,” “estimate,” “intend” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are based on the Company’s expectations and assumptions as of the date of this Report. Each of these forward-looking statements involves risks and uncertainties. Actual results may differ materially from those expressed or implied by these forward-looking statements. For a discussion of risk factors that may cause the Company’s actual results to differ from those expressed or implied in the forward-looking statements in this Report, you should refer to the Company’s filings with the U.S. Securities and Exchange Commission, including the “Risk Factors” sections contained therein. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. You should, therefore, not rely on these forward-looking statements as representing the Company’s views as of any date subsequent to the date of this Report.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statements for the Three and Nine Months Ended September 30, 2019

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Three and Nine Months Ended September 30, 2019

101
The following materials from this Report on Form 6-K are formatted in XBRL (eXtensible Business Reporting Language): (i) Condensed Consolidated Statements of Operations and Comprehensive Loss for the Three and Nine Months ended September 30, 2019 and 2018 (Unaudited), (ii) Condensed Consolidated Balance Sheet as at September 30, 2019 and December 31, 2018 (Unaudited), (iii) Condensed Consolidated Statements of Changes in Shareholders’ Equity for the Three and Nine Months ended September 30, 2019 and 2018 (Unaudited), (iv) Condensed Consolidated Statements of Cash Flows for the Nine Months ended September 30, 2019 and 2018 (Unaudited), and (v) Notes to Condensed Consolidated Financial Statements (Unaudited).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date:	November 7, 2019	By:	/s/ Christian Itin
			Name	Christian Itin, Ph.D.
			Title:	Chief Executive Officer